Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS OF

YEARS ENDED DECEMBER 31, 2010 AND 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

“Peter Marrone”	“Charles B. Main”
Chairman and	Executive Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

February 23, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

February 23, 2011

Vancouver, Canada

TO THE SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the internal control over financial reporting of Yamana Gold Inc. and its subsidiaries (the “Company”)  as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 23, 2011 expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

February 23, 2011

Vancouver, Canada

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2010	2009
Assets
Current
Cash and cash equivalents	$330,498	$170,070
Accounts receivable	212,945	102,126
Inventory (Note 4)	116,443	101,820
Other current assets (Note 5)	268,287	154,979
Current assets held for sale (Note 10(b))	—	53,624
	928,173	582,619

Mineral interests (Note 6)	8,829,195	8,576,361
Investments (Note 7)	102,958	56,366
Other long-term assets (Note 8)	251,770	167,390
Future income tax assets (Note 21(b))	132,145	135,454
Goodwill (Note 9)	55,000	55,000
Long-term assets held for sale (Note 10(b))	—	134,070
	$10,299,241	$9,707,260

Liabilities
Current
Accounts payable	$185,151	$153,522
Accrued liabilities	116,184	86,319
Income taxes payable	81,785	42,844
Other current liabilities (Note 11)	15,680	25,660
Current liabilities held for sale (Note 10(b))	—	13,937
	398,800	322,282

Long-term debt (Note 12)	486,550	529,450
Asset retirement obligations (Note 13)	153,486	133,163
Future income tax liabilities (Note 21(b))	1,822,185	1,768,899
Other long-term liabilities (Note 14)	147,432	138,389
Long-term liabilities held for sale (Note 10(b))	—	19,559
	2,609,653	2,589,460
	3,008,453	2,911,742

Equity
Capital Stock (Note 15)
Issued and outstanding 741,362,131 common shares
(December 31, 2009 - 733,411,458 shares)	6,171,047	6,063,410
Share purchase warrants (Note 17)	13,111	44,071
Contributed surplus	33,885	26,942
Accumulated other comprehensive income (Note 16)	49,727	26,652
Retained earnings	976,218	587,643
	7,243,988	6,748,718
Non-controlling interest (Note 19)	46,800	46,800
	$10,299,241	$9,707,260

Contractual commitments and contingencies (Notes 24 and 27).

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars except for shares and per share amounts)	2010	2009	2008
Revenues	$1,686,811	$1,183,314	$949,362

Cost of sales excluding depletion, depreciation and amortization	(631,063)	(479,847)	(413,635)
Depletion, depreciation and amortization	(300,711)	(233,687)	(175,907)
Accretion of asset retirement obligations	(7,163)	(2,282)	(1,834)
Mine operating earnings	747,874	467,498	357,986

Expenses
General and administrative	(109,103)	(90,676)	(58,443)
Exploration	(39,184)	(25,433)	(22,409)
Other operating expenses	(28,483)	(9,536)	(14,131)

Operating earnings	571,104	341,853	263,003

Investment and other business income (loss)	5,914	22,231	(27,293)
Interest and financing expenses (Note 20)	(54,064)	(34,573)	(44,478)
Foreign exchange gain	32,115	74,515	131,921
Realized (loss) gain on derivatives (Note 26(a))	(5,476)	18,659	(10,048)
Unrealized gain (loss) on derivatives (Note 26(a))	1,948	(105,428)	166,216

Earnings from continuing operations before taxes and equity earnings	551,541	317,257	479,321

Income tax expense (Note 21(a))	(160,690)	(136,559)	(25,727)
Equity earnings from Minera Alumbrera (Note 6)	49,264	31,073	25,763
Earnings from continuing operations	440,115	211,771	479,357
Earnings (loss) from discontinued operations (Note 10)	11,329	(19,140)	(44,585)
Net earnings	$451,444	$192,631	$434,772

Earnings per share from continuing operations
Basic	0.59	0.29	0.69
Diluted	0.59	0.29	0.68
Net earnings per share
Basic	0.61	0.26	0.63
Diluted	0.61	0.26	0.62
Weighted average number of share outstanding (Note 15(b))
Basic	739,938	733,093	691,536
Diluted	740,878	734,235	701,685

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2010	2009	2008
Net earnings	$451,444	$192,631	$434,772
Other comprehensive income, net of taxes (Note 16)	23,075	67,303	(36,796)
Comprehensive income	$474,519	$259,934	$397,976

The accompanying notes are an integral part of these consolidated financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2010	2009	2008
Common shares
Balance, beginning of year	$6,063,410	$6,055,892	$5,502,518
Issued on exercise of stock options, share appreciation rights and warrants (Note 15(a))	101,479	3,702	449,933
Issued on vesting of restricted share units (Note 18)	6,158	3,816	—
Public offering (net of issue costs)	—	—	103,441
	$6,171,047	$6,063,410	$6,055,892
Share purchase warrants
Balance, beginning of year (Note 17)	$44,071	$44,109	$270,805
Exercise of warrants (Note 17)	(23,750)	(38)	(226,029)
Transfer of expired warrants (Note 17)	(7,210)	—	(667)
	$13,111	$44,071	$44,109
Contributed surplus
Balance, beginning of year	$26,942	$26,587	$77,393
Transfer of stock-based compensation on the exercise	(2,245)	(2,252)	(53,522)
Transfer of expired warrants	7,210	—	667
Transfer of restricted share units on vesting	(6,091)	(3,904)	—
Stock-based compensation	8,069	6,511	2,049
	$33,885	$26,942	$26,587
Total before retained earnings and accumulated other comprehensive loss	$6,218,043	$6,134,423	$6,126,588
Retained earnings
Balance, beginning of year	$587,643	$424,182	$59,960
Net earnings	451,444	192,631	434,772
Dividends declared	(62,869)	(29,170)	(70,550)
Retained earnings, end of year	976,218	587,643	424,182
Accumulated other comprehensive income (loss) (Note 16)	49,727	26,652	(40,651)
	1,025,945	614,295	383,531
Total shareholders’ equity	$7,243,988	$6,748,718	$6,510,119

The accompanying notes are an integral part of these consolidated financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2010	2009	2008

Operating Activities
Earnings from continuing operations	$440,115	$211,771	$479,357
Asset retirement obligations paid (Note 13)	(4,264)	(4,134)	(5,556)
Other		—	10,000
Items not involving cash:
Depletion, depreciation and amortization	300,711	233,687	175,907
Stock-based compensation	12,249	10,470	4,493
Future income tax recovery (Note 21(a))	22,654	54,435	(37,792)
Accretion of asset retirement obligations (Note 13)	7,163	2,282	1,834
Unrealized foreign exchange gain	(24,850)	(73,601)	(124,375)
Unrealized loss (gain) on derivatives (Note 26(a))	(1,948)	105,428	(166,216)
Write-off and provisions against assets	994	6,263	52,451
Mark-to-market on sales of concentrate	(17,581)	(40,365)	17,072
Financing charges	2,348	10,333	2,919
Other	9,126	(20,950)	1,106

	746,717	495,619	411,200
Net change in non-cash working capital (Note 22(c))	(133,661)	32,407	(173,786)
Cash flows from operating activities of continuing operations	613,056	528,026	237,414
Cash flows from operating activities of discontinued operations (Note 10(b))	1,616	23,567	91,261
Financing Activities
Public offering (net of issue costs)	—	—	101,941
Issue of common shares upon exercise of options and warrants (net of issue costs)	75,485	1,353	170,382
Dividends paid	(48,267)	(29,366)	(69,930)
Proceeds of notes payable and long-term liabilities	—	568,632	30,000
Repayment of notes payable and long-term liabilities	(45,000)	(596,891)	(95,621)
Financing and other costs	(247)	(8,685)	(5,193)
Cash flows (to) from financing activities of continuing operations	(18,029)	(64,957)	131,579
Investing Activities
Expenditures on mineral properties	(286,662)	(289,774)	(226,794)
Acquisition of property, plant and equipment	(115,567)	(130,475)	(106,768)
Expenditures on assets under construction	(79,743)	(78,508)	(163,221)
Business acquisitions (Note 10)	(49,109)	—	—
Proceeds on disposition of mineral interests (Note 10)	69,855	55,432	33,192
Return of investment from Minera Alumbrera Ltd (Note 6)	12,204	20,411	8,222
Other assets and investments	5,816	(47,002)	(14,209)
Cash flows to investing activities of continuing operations	(443,206)	(469,916)	(469,578)
Cash flows to investing activities of discontinued operations (Note 10(b))	(1,616)	(25,940)	(90,137)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	8,607	9,152	(15,296)
Increase (Decrease) in cash and cash equivalents	160,428	(68)	(114,757)
Cash and cash equivalents, beginning of year - continuing operations	170,070	167,765	283,646
(Decrease) Increase in cash and cash equivalents - discontinued operations	—	(2,373)	1,124
Cash and cash equivalents, end of year	$330,498	$170,070	$167,765
Cash and cash equivalents are comprised of the following:
Cash at bank	$330,498	$93,673	$136,063
Bank term deposits	—	76,397	31,702
	$330,498	$170,070	$167,765

Supplementary cash flow information (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, DECEMBER 31, 2009 AND DECEMBER 31, 2008

(Tabular amounts in thousands of United States Dollars unless otherwise noted)

1.             NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-traded gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation.  Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.             SIGNIFICANT ACCOUNTING POLICIES

(i)            BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. Canadian GAAP differs in certain aspects from United States of America generally accepted accounting principles (“US GAAP”) as described in Note 28.

Management is required to assess whether there are significant uncertainties that may affect the Company’s ability to continue to operate as a going concern in the foreseeable future. In developing this assessment, management has taken into account all available information about the future including but not limited to projected cash flows, current and expected profitability and debt repayment schedules. Based on the above assessment, the accompanying consolidated financial statements have been prepared on a going concern basis.

During the year, the sale of São Francisco and São Vicente Mines was completed (Note 10). The operating results, assets and liabilities of these have been treated as discontinued operations with the balances presented separately. Comparative amounts for all periods have been included in discontinued operations, as applicable.

The Company’s 50% interest in Aguas Frias S.A. is accounted for using the proportionate consolidation method.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 19).

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method.  The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method.  Cash distributions received are credited to the equity investment.

All inter-company accounts are eliminated on consolidation.

(ii)        MEASUREMENT UNCERTAINTIES

The preparation of consolidated financial statements in accordance with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Users are cautioned that under current economic conditions, the Company may require the use of additional estimates and certain estimates are subject to a greater degree of uncertainty as a result.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of receivables and investments, the quantities of material on heap leach pads and in circuit, the useful lives of assets, proven and probable reserves, resources and exploration potential and the related depletion, the valuation of goodwill, impairment testing of mineral properties, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the fair value of derivatives, the provision for taxes and recognition of future income tax assets and liabilities, the anticipated costs of reclamation and closure cost obligations, the criteria used to determine when a mine begins commercial production and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(iii)    NON-CONTROLLING INTERESTS

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and VIEs and represent the outside interest’s share of the carrying values of the subsidiaries and VIEs.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(iv)       FOREIGN CURRENCY TRANSLATION

The Company considers its foreign operations to be integrated operations as they are financially and operationally interdependent of the reporting entity such that the exposure to exchange rate change is similar to the exposure that would exist had the transactions and activities been undertaken by the reporting enterprise.  The Company’s mining operations operate primarily within an economic environment where the United States dollar is the reference currency, as such the Company’s functional currency is the United States dollar. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the United States dollar are translated into United States dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings.

(v)           CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days.

(vi)       INVENTORIES AND STOCKPILED ORE

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value. Net realizable and/or net replacement value is evaluated on a periodic basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

(vii)         MINERAL INTERESTS

a.              Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable reserves and the portion of resources that management expects to become reserves in the future.

	Depreciation Method	Useful Life

Building	Straight Line	4 to 15 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years

Expenditures that extend the useful lives of existing facilities or equipment (betterments) are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

The Company reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision for impairment is recorded based on discounted estimated future cash flows.

b.                          Mineral properties and exploration costs

Acquisition costs of mineral properties, direct exploration and development expenditures, and pre-stripping costs are capitalized at cost and carried net of depreciation. Costs incurred for general exploration that is not project specific or does not result in the acquisition of mineral properties are charged to operations. Costs relating to areas of interest abandoned are written off when such a decision is made.

When accounting for multiple pits using a common infrastructure:

•                  In circumstances where the new development is not closely located to a producing mine or is development of a new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine; and

•                  In circumstances where the development relates to ensuring or facilitating continued access to a common orebody and the pit is in close proximity to an existing pit, the Company accounts for the costs as per below.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody (stripping costs). During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, if the costs relate to anticipated future benefits and represent a betterment. Once mine production enters the area related to the capitalized stripping costs, these are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity. Regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred.

c.                           Impairment

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Where it is determined that there is an excess of carrying value over the estimated undiscounted future net cash flows the difference between carrying value and fair value is charged to operations in the period in which such impairment is determined.  Estimated undiscounted future net cash flows are calculated using estimates for metal prices, reserves, operating costs, capital costs and reclamation and closure costs for each respective property.

d.                          Assets under construction

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•                  A significant portion of planned capacity including production levels, grades and recovery rates is achieved;

•                  Achievement of mechanical completion and operating effectiveness; and

•                  Significant milestones such as obtaining necessary permits to allow continuous operations.

Financing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

(viii)          FINANCIAL INSTRUMENTS

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in investment and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”) unless their impairment is determined to be other than temporary.

Cash and cash equivalents, restricted cash, short term investment and marketable securities are designated as “held for trading” and are measured at fair value. Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges are classified as “held for trading”. Account receivables, long-term note receivable, deferred consideration and other assets are designated as “loans and receivables”. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as “available-for-sale”. Accounts payable and accrued liabilities and long-term debt are designated as “other financial liabilities”.

DERIVATIVES

Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of Section 3865, the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is included in operations as an unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

a.              Commodity derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the hedging requirements of CICA Section 3865 — “Hedges”,  therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

b.              Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the expenditures associated with the international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as cost of sales to offset the foreign exchange recorded by the mines.

c.               Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as interest expense.

(ix)      REVENUE RECOGNITION

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled.

Sales revenue is recognized at the fair value of consideration received.  Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale.  Gold and silver revenue is recorded at the time of physical delivery and transfer of title.  Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.  Incidental revenues from the sale of by-products (zinc) are classified with cost of sales.  Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices.  Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed.  Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

(x)          GOODWILL

Acquisitions are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company tests for impairment of goodwill at least on an annual basis during the fourth quarter or upon the occurrence of a triggering event or circumstance that indicates impairment. At such time, the Company evaluates whether the carrying amount of a reporting unit’s goodwill may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(xi)     ASSET RETIREMENT OBLIGATIONS AND CLOSURE COSTS

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset.  Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Reclamation and closure costs are capitalized as part of the carrying amount of the associated long-lived asset and amortized over the life of the mine on a unit-of-production basis.

(xii)   INCOME TAXES

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

(xiii)          EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares of the Company that were outstanding throughout each year. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

(xiv)             STOCK-BASED COMPENSATION

The Company’s stock-based compensation plans are described in Note 18.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company’s stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus is transferred to share capital.

(xv)     TRANSACTION AND FINANCING COSTS

Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

3.                                      CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

During 2010, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 but earlier application is permitted. These standards establish updated principles on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The Company has adopted these standards early to be applicable beginning on January 1, 2010. Implementation of these standards impacted the accounting for the business combination in Note 10 of the consolidated financial statements as well as the disclosures related to the non-controlling interests in the financial statements.

FUTURE ACCOUNTING CHANGES

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for financial years beginning on or after January 1, 2011 (“Changeover Date”). Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

4.             INVENTORY

	2010	2009

Product inventories	$19,969	$26,372
Metal in circuit and gold in process	19,282	11,752
Ore stockpiles	21,290	20,303
Material and supplies	55,902	43,393
	$116,443	$101,820

The amount of inventories recognized as an expense during the year comprises cost of sales of $631.1 million (2009 - $479.8 million; 2008 - $413.6 million).

5.             OTHER CURRENT ASSETS

	2010	2009

Advances and deposits	$158,144	$98,035
Income taxes recoverable	31,467	12,323
Current portion of note receivable (Note 8(ii))	24,325	—
Current portion of derivative related assets (Note 26(a))	25,540	14,110
Future income tax assets (Note 21)	15,595	14,552
Other current assets	13,216	15,959
	$268,287	$154,979

6.             MINERAL INTERESTS

	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Total property, plant and equipment (i)	$1,181,836	$280,662	$901,174	$999,001	$187,149	$811,852
Mineral Properties:
Depletable producing properties	2,975,749	641,137	2,334,612	2,703,580	435,957	2,267,623
Non-depletable development and exploration properties	5,297,319	—	5,297,319	5,278,605	—	5,278,605
Total mineral properties (ii)	$8,273,068	$641,137	$7,631,931	$7,982,185	$435,957	$7,546,228
Total assets under construction (iii)			$94,505			$4,492
Equity investment in Minera Alumbrera Ltd. (iv)			$201,585			$213,789
Total mineral interests			$8,829,195			$8,576,361

(i)                      Included in property, plant and equipment is $40.5 million of land properties which are not subject to depreciation (December 31, 2009 — $39.4 million).

(ii)                  The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	2010	2009

Balance, beginning of the year	$13,995	$—
Additions	38,615	14,272
Amortization	(1,003)	(277)
Balance, end of year	$51,607	$13,995

(iii)              During the year ended December 31, 2010, the Company capitalized $4.3 million of interest costs for assets under construction (December 31, 2009 - $16.7 million).

(iv)                The Company has a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”).  Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

	2010	2009

Balance, beginning of the year	$213,789	$234,200
Equity in earnings	49,264	31,073
Cash distributions	(61,468)	(51,484)
Balance, end of year	$201,585	$213,789

The equity investment in Alumbrera includes $120.9 million (December 31, 2009 - $131.2 million) representing the unamortized excess of the purchase price over the underlying net book value of the investee’s assets as at December 31, 2010. The excess is attributable to the value of mineral properties within the investee based on estimated fair values and is being amortized over the life of the mine.

7.                                      INVESTMENTS

	2010	2009

Available-for-sale securities (a)	$102,958	$46,239
Long-term investments (b)	—	10,127
	$102,958	$56,366

(a)                                  AVAILABLE-FOR-SALE SECURITIES

	2010				2009
	% of Ownership (i)	Cost	Fair Value	Cumulative Gains in OCI	% of Ownership (i)	Cost	Fair Value	Cumulative Gains in OCI

Aura Minerals Inc.	11.3%	$78,625	$91,225	$12,600	5.5%	$26,532	$40,886	$14,354
Others	—	8,465	11,733	3,268	—	3,985	5,353	1,368
		$87,090	$102,958	$15,868		$30,517	$46,239	$15,722

(i)                      % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation.  The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, the length of time the fair value has been below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook.  There were no amounts recorded as other than temporary impairments during the year ended December 31, 2010 (December 31, 2009 - $nil; December 31, 2008 - $nil).

(b)                                  OTHER INVESTMENTS

During the year, the company disposed of its Master Asset Vehicle II notes (“MAVII”) and Auction Rate Securities (“ARS”) for proceeds of $13.4 million and a net gain of $3.0 million.   As at December 31, 2009 the Company had $7.1 million of MAVII notes and $3.0 million of ARS.

8.                                      OTHER LONG-TERM ASSETS

	2010	2009

Derivative related assets (Note 26(a))	$18,643	$167
Restricted cash (i)	220	13,844
Long-term note receivable (ii)	40,365	25,971
Long-term tax credits (iii)	129,551	107,177
Long-term income taxes receivable	7,680	—
Intangible asset (iv)	16,574	—
Deferred consideration receivable (Note 10)	25,000	—
Other	13,737	20,231
	$251,770	$167,390

(i)                      At December 31, 2010, the Company had restricted cash of $0.2 million (December 31, 2009 - $13.8 million). Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation since acquisition.

(ii)                  Long-term note receivables are secured promissory notes received on the sale of the San Andrés, São Francisco and São Vicente mines in 2009 and 2010 (Note 10 (b)).  The amount of the note relating to the sale of the San Andrés mine outstanding as of December 31, 2010 was $26.1 million, of which $10.8 million matures in February 2011 and $15.3 million matures in August 2012.  The second promissory note, acquired as part of the sale of São Francisco and São Vicente mines, for an amount of $38.6 million is outstanding at December 31, 2010, of which $13.6 million matures in October 2011 and $25.0 million matures in April 2013.  These notes were recorded at fair value upon disposal of each of the mines and are recorded at amortized cost.

(iii)              Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(iv)                The balance relates to the other identifiable limited-life intangibles on acquisition with a useful life of 12 years (Note 10(a)).

9.                                      GOODWILL

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company’s total goodwill of $55.0 million as at December 31, 2010 relates to the 2006 acquisition of the gold producing Jacobina mine and related assets in Brazil. To date, the accumulated impairment relating to goodwill is nil. The recognition of goodwill represents the substantial value implicit in the Company’s intent and ability to develop the mine. Additionally, it captures the expected synergies including but not limited to the expected increases in cash flow resulting from cost savings and revenue enhancements that can be realized from managing a portfolio of mines and mineral properties in Brazil.

For goodwill impairment testing purposes, the Company estimates the fair value of an operating mineral property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates.

For the Jacobina mine, the assumptions used for long-term gold prices, discount rate and the inflation index have a significant impact on the estimate of fair value. The annual goodwill impairment test included a long-term gold price of $1,200 per ounce, a nominal discount rate of 8.7% and an average future inflation index of 2.0%. Upon completion of this test, there was no impairment to goodwill.

10.                               BUSINESS ACQUISITIONS AND DISPOSITIONS

(a) ACQUISITION OF CONSTRUCTORA GARDILCIC LTDA. AND CONSTRUCTORA TCG LTDA.

On January 5, 2010, the Company acquired all of the outstanding shares of Constructora Gardilcic Ltda. (“CG”) and Constructora TCG Ltda. (“CT”), two entities held by Gardilcic Construccion S.A. (the “Seller”). CG and CT were responsible for a servicing contract at El Peñón mine. Through purchasing this business, the Company is now owner-mining at El Peñón mine. The purchase price of this transaction totaled cash of $48.9 million and included a $1.0 million deferred payment. Transaction costs relating to this acquisition were immaterial and have been expensed. The sale did not result in a significant tax impact.

The business combination was accounted for as a purchase transaction with the Company as the acquirer of CG and CT. The Company has consolidated the assets and operation acquired from the date of acquisition. Included in the purchase price allocation is $18.6 million of other identifiable intangibles, representing the intellectual property, know-how and processes associated with mining for and extracting gold ore in the Chilean region. This intangible asset will be amortized over its estimated useful life to the Company, which is expected to be 12 years.

The purchase price was calculated as follows:

Cash Consideration	$48,938
Purchase consideration	$48,938

The preliminary purchase price allocation is as follows:

Inventory	$2,969
Property, plant and equipment, net	28,328
Other liabilities accrued	(1,000)
Other identifiable intangibles	18,641
Net identifiable assets	$48,938

(b) DISPOSITION OF SAN ANDRÉS, SÃO FRANCISCO AND SÃO VICENTE MINES

On July 17, 2009, the Company signed an agreement with Aura Minerals Inc. (“Aura” or the “Purchaser”) to sell three of the Company’s non-core operating mines for total consideration exceeding $265.0 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements as follows:

a)              The first disposition relates to the sale of shares representing a 100% interest in the San Andrés mine (Note 23 - Central America and Other Segment). The sale closed on August 25, 2009 at which time the Company was entitled to a consideration totaling $84.9 million which included cash of $35.9 million, a note receivable of $25.8 million, and shares of Aura of $23.2 million. In addition, the agreement entitles the Company to receive a deferred consideration to a maximum of $14.7 million payable on the achievement of specified operating results which has not been recognized at December 31, 2010 (December 31, 2009 - $nil). The sale of shares does not result in a significant income tax liability for the Company.  There was a gain on sale of $5.7 million.

b)             The second disposition related to the sale of assets that encompass the São Francisco and São Vicente mines, which closed on April 30, 2010. The total consideration was approximately $166.6 million which includes cash of $49.4 million, a note receivable of $38.4 million and $53.8 million paid for in shares of Aura. Consideration also includes an amount of $25.0 million for the fair value deferred consideration. The total deferred consideration of up to $28.6 million is payable upon achievement of specified operating results. The sale does not result in a significant income tax liability for the Company. The Company has recorded a gain of $5.4 million on this transaction.

As at December 31, 2010, a total of $25.0 million has been recognized in respect of the deferred consideration on the disposition of these assets.

Based on the final terms of the executed purchase and sale agreement, the results of operations of the mines above were retrospectively reclassified as discontinued operations.

The following are the results of operations for the years ended December 31:

	Total discontinued operations
	2010 (i)	2009 (ii)	2008 (ii)

Revenues	$53,047	$134,731	$105,246
Operating earnings (expenses)	7,406	33,169	(56,053)

Earnings (loss) before taxes	7,866	(13,532)	(50,629)
Income tax (expense) recovery	(1,966)	(11,352)	6,044
Earnings (loss)	5,900	(24,884)	(44,585)
Gain on sale	5,429	5,744	—
Earnings (loss) from discontinued operations	$11,329	$(19,140)	$(44,585)

Earnings (loss) per share from discontinued operations
Basic	0.02	(0.03)	—
Diluted	0.02	(0.03)	—

Cash flows of discontinued operations
Operating activities	1,616	23,567	91,261
Investing activities	(1,616)	(25,940)	(90,137)

(i)                      Results for the year ended December 31, 2010 include the operations of São Francisco and São Vicente mines until April 30, 2010.

(ii)                   Results for the years ended December 31, 2009 and December 31, 2008 included the operations of São Francisco and São Vicente mines.  The results of the operations of San Andrés mine were included up to July 17, 2009.

The carrying amounts of the major classes of assets and liabilities of discontinued operations included in the Consolidated Balance Sheet are as follows:

	Total discontinued operations
	As at December 31,	As at December 31,
	2010	2009
Assets

Accounts receivable	$—	$7,953
Inventory	—	44,085
Other current assets	—	1,586
Current assets	—	53,624
Mining interests	—	134,070
Non-current assets	$—	$134,070

Liabilities

Accounts payable and accrued liabilities and other	$—	$13,937
Current liabilities	—	13,937
Asset retirement obligation and other	—	19,559
Long-term liabilities	—	19,559
Total liabilities	$—	$33,496

11.                               OTHER CURRENT LIABILITIES

	2010	2009

Current portion of derivative related liabilities (Note 26(a))	$3,853	$12,105
Future income tax liabilities (Note 21(b))	4,446	3,427
Other current liabilities	7,381	10,128
	$15,680	$25,660

12.                               LONG-TERM DEBT

	2010	2009

$680 million revolving facility (a)	$218,307	$261,477
$270 million senior debt notes (b)	268,243	267,973
Long-term debt (i)	$486,550	$529,450

(i)                      Includes transaction costs of $6.1 million net of amortization (2009 — $8.2 million).

(a)                      In December 2010, the Company finalized the refinancing of its revolving facility, increasing its credit limit to $750.0 million.  This refinancing became effective in January 2011.  The following summarizes the new terms with respect to this facility:

•                  The credit facility is unsecured and has a maturity date of June 16, 2014 which was extended from the original date of December 16, 2012.

•                  Amounts drawn bear interest at a rate of LIBOR plus 2.0% to 3.25% per annum, depending upon the Company’s leverage ratio defined as the rolling 12 months earnings before interest, taxes, depreciation and amortization divided by consolidated net debt. The effective interest rate at December 31, 2010 was 6.57%.

•                  Undrawn amounts are subject to a commitment fee of 0.50% to 0.81% per annum depending upon the Company’s leverage ratio.

(b)                     During December 2009, the Company completed a private placement of a total of $270.0 million unsecured senior debt notes in three series as follows:

•      Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•      Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•      Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

The following is a schedule of long-term debt principal repayments:

	Revolving facility	Senior debt notes

2011	—	—
2012	—	—
2013	—	—
2014	222,632	15,000
2015	—	—
Thereafter	—	255,000
	$222,632	$270,000

13.                               ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. The asset retirement obligations are calculated as the net present value of estimated undiscounted future cash flows which total $230.3 million, discounted using a credit adjusted risk-free rate of 5%. The settlement of the obligations will occur through to 2030. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos and United States Dollars and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2010	2009

Balance, beginning of year	$138,104	$80,213
Accretion incurred in the current year for operating mines	7,163	2,282
Accretion incurred in the current year for non-operating mines	2,286	1,698
Additions capitalized to site reclamation obligations during the year	13,900	51,137
Foreign exchange loss	1,064	6,908
Expenditures during the current year	(4,264)	(4,134)
	158,253	138,104
Less: Current portion included in other current liabilities	(4,767)	(4,941)
Balance, end of year	$153,486	$133,163

14.                               OTHER LONG-TERM LIABILITIES

	2010	2009

Derivative related liabilities (Note 26(a))	$950	$3,241
Silicosis liability (i)	8,949	6,533
Long-term withholding taxes (ii)	91,827	91,172
Royalty payable (iii)	14,978	14,193
Other	30,728	23,250
	$147,432	$138,389

(i)                       The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $8.9 million as at December 31, 2010.  The increase of $2.4 million in the year relates to the impact of the foreign exchange rate of this Brazilian-Real denominated liability.

(ii)                   The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $91.8 million have been accrued on the assumption that the profits will be repatriated.

(iii)               The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for proceeds interest of Cdn$15.0 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on production from the Agua Rica property or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.0 million is paid.

15.                               CAPITAL STOCK

(a)                                 COMMON SHARES ISSUED AND OUTSTANDING:

	2010		2009		2008
	Number of common shares (‘000s)	Amount	Number of common shares (‘000s)	Amount	Number of common shares (‘000s)	Amount

Balance, beginning of year	733,411	$6,063,410	732,845	$6,055,892	668,417	$5,502,518
Exercise of options and share appreciation rights (i)	271	3,885	206	3,331	9,677	107,046
Exercise of warrants (ii)	7,125	97,594	33	371	32,251	342,887
Issued on vesting of restricted share units (Note 18)	555	6,158	327	3,816	—	—
Public offering, net of transaction costs	—	—	—	—	22,500	103,441
Balance, end of year	741,362	$6,171,047	733,411	$6,063,410	732,845	$6,055,892

(i)                      During the year ended December 31, 2010, the Company issued 0.3 million shares (December 31, 2009 — 0.2 million shares; December 31, 2008 — 9.7 million shares) to optionees on the exercise of their share options and appreciation rights for cash proceeds of $1.6 million (December 31, 2009 — $1.1 million; December 31, 2008 - $53.5 million). Previously recognized stock-based compensation in the amount of $2.2 million (December 31, 2009 — $2.2 million; December 31, 2008 - $53.5 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(ii)                  During the year ended December 31, 2010, the Company issued 7.1 million shares (December 31, 2009 — 0.03 million shares; December 31, 2008 — 32.3 million shares) to warrant holders on the exercise of their warrants for cash proceeds of $73.8 million (December 31, 2009 $0.3 million; December 31, 2008 - $116.9 million). An amount of $23.8 million (December 31, 2009 — $0.04 million; December 31, 2008 - $226.0 million) was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises.

(b)                                 WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	2010	2009	2008

Weighted average number of common shares	739,938	733,093	691,536
Weighted average number of dilutive warrants	—	169	8,652
Weighted average number of dilutive stock options	940	973	1,497
Dilutive weighted average number of common shares	740,878	734,235	701,685

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2010 were 0.08 million (December 31, 2009 — nil million; December 31, 2008 - 0.02 million) and 4.9 million (December 31, 2009 — 4.9 million; December 31, 2008 - 4.9 million), respectively.

16.                               ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2010	2009

Balance, beginning of year	$26,652	$(40,651)
Change in fair value of available-for-sale securities (i)	(2,626)	21,327
Reclassification of losses on available-for-sale securities to earnings (ii)	268	—
Net change in fair value of hedging instruments (iii)	25,433	45,976
Other comprehensive income	23,075	67,303
Balance, end of year	$49,727	$26,652

(i)                      Net of tax expense of $1.0 million (2009 - $2.8 million).

(ii)                  Net of tax expense of $0.05 million (2009 - $nil).

(iii)              Net of tax expense of $12.7 million (2009 - $22.4 million).

17.                               SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants as at the year end and the changes thereof during the year are as follows:

	2010			2009
	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Value	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Value

Outstanding, beginning of year	14,497	$13.74	$44,071	14,530	$13.73	$44,109
Exercised	(7,124)	11.05	(23,750)	(33)	10.53	(38)
Expired	(2,487)	—	(7,210)	—	—	—
Outstanding and exercisable, end of year (i)	4,886	$19.08	$13,111	14,497	$13.74	$44,071

(i)                      No share purchase warrants were issued during 2010 and 2009.

The Company had the following share purchase warrants outstanding as at December 31, 2010:

Exercise price	Issuable shares on exercise of warrants	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)

$19.08	4,886	0.34

18.                               STOCK-BASED COMPENSATION

(a)                                  STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million. Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

There were no options that were granted in the year ended December 31, 2010.  The following weighted average assumptions were used in the Black-Scholes option pricing model during the year ended December 31, 2009:

2009

Weighted average grant date fair value of options	$3.57
Dividend yield	0.35% - 0.47%
Expected volatility	35%
Risk-free interest rate	1.8% - 2.1%
Expected life	1 - 3 years
Forfeitures	Nil

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	2010		2009
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)

Outstanding, beginning of year	5,876	$9.32	5,065	$9.21
Granted	—	—	1,588	10.02
Exercised	(381)	7.83	(551)	9.42
Expired	(5)	9.65	(226)	9.98
Outstanding, end of year	5,490	$9.42	5,876	$9.32
Exercisable, end of year	4,988	$9.35	4,873	$9.17

Stock options outstanding and exercisable as at December 31, 2010 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)

$0.01-$2.99	5	0.41	4	0.41
$3.00- $4.99	230	4.06	230	4.06
$6.00-$7.99	155	0.48	155	0.48
$9.00-$9.99	4,992	1.19	4,515	0.96
$10.00-$12.99	72	3.47	48	3.47
	5,454	1.32	4,952	1.11

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(US$)	(000’s)	(Years)	(000’s)	(Years)

$0.01-$3.99	17	3.37	17	3.37
$4.00-$5.99	19	4.37	19	4.37
	36	3.90	36	3.90
	5,490		4,988

(b)                                  OTHER STOCK-BASED PAYMENT PLANS

(i)                          DEFERRED SHARE UNITS (“DSU”)

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSU granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.  In 2010, the Company recorded a mark-to-market expense of $1.7 million (December 31, 2009 - $1.1 million) which is included in general and administrative expenses and an expense of $4.1 million (December 31, 2009 - $2.5 million) for DSU granted during the year.

	2010	2009
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of year	605	273
Granted	296	332
Outstanding, end of year	901	605

The value of the DSU as at December 31, 2010 was $11.6 million (2009 - $6.5 million)

(ii)                      RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	2010	2009
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of year	1,349	1,128
Granted	415	802
Vested and converted to common shares	(556)	(327)
Forfeited	(16)	(254)
Outstanding, end of year	1,192	1,349

In 2010, the Company credited $6.2 million to share capital in respect of RSU that have vested during the year and granted 415,086 RSU with a weighted average grant value of Cdn$10.82 (2009: $10.20). The expense of $7.0 million (2009 - $4.6 million) is included in general and administrative expenses.

19.                               NON-CONTROLLING INTEREST

	2010	2009
Agua De La Falda S.A.	$46,800	$46,800

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with its joint venture partner, Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

Due to the fact that the equity investment at risk may not be sufficient to permit ADLF to finance its activities without additional subordinated support from equity holders, ADLF meets the classification under AcG-15 as a variable interest entity. ADLF has been consolidated in the financial statements of the Company since its acquisition date and the non-controlling interest for the interest of the

Company’s partner is recorded at the estimated fair value at the date of acquisition. As of December 31, 2010, the Company is not the guarantor of any significant debt of ADLF.

20.                               INTEREST AND FINANCING EXPENSES

During the year, the Company expensed the following:

	2010	2009	2008
Interest expense on long-term debt	$31,919	$13,756	$22,746
Finance fees and taxes	13,346	7,459	12,314
Bank fees and interest	8,799	5,037	6,777
Other	—	8,321	2,641
	$54,064	$34,573	$44,478

21.                               INCOME TAXES

(a)                                 INCOME TAX EXPENSE

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2010	2009	2008
Earnings from continuing operations before income taxes	$551,541	$317,257	$479,321
Canadian statutory tax rate	31.0%	33.0%	33.5%

Expected income tax expense	170,978	104,695	160,573
Impact of foreign tax rates	10,705	(43,373)	(41,089)
Impact of changes in tax rates	3,173	28,128	2,594
Permanent differences	(27,543)	5,183	(44,948)
Change in valuation allowance	68,536	27,720	36,819
Unrealized foreign exchange	(90,873)	19,420	(96,901)
Losses not benefited	5,183	—	7
Withholding taxes	14,258	—	—
Other	6,273	(5,214)	8,672
Income tax expense	$160,690	$136,559	$25,727
Represented by:
Current income tax expense	138,036	82,124	63,519
Future income tax expense (recovery)	22,654	54,435	(37,792)
Net income tax expense	$160,690	$136,559	$25,727

(b)                                 FUTURE INCOME TAXES

The temporary differences and losses that give rise to future income tax assets and liabilities are presented below:

Future Income Tax Assets	2010	2009
Deductible temporary differences	$17,238	$20,528
Amounts related to tax losses	223,149	228,940
Financing costs	4,327	6,829
Asset retirement obligation	15,033	16,876
Derivative liability	1,152	3,518
Mineral properties and property, plant and equipment	125,268	21,986
Other	2,326	8,401
Gross future income tax assets	$388,493	$307,078
Less: Valuation allowance	(260,395)	(176,474)
Future income tax assets	$128,098	$130,604

Future Income Tax Liabilities	2010	2009
Mineral properties and property, plant and equipment	$(1,740,862)	(1,717,195)
Unrealized foreign exchange gains	(40,899)	(33,782)
Derivative asset	(23,576)	(1,947)
Available-for-sale securities	(1,652)	—
Future income tax liabilities	$(1,806,989)	$(1,752,924)
Net future income tax liabilities	$(1,678,891)	$(1,622,320)

The net future income tax assets (liabilities) are classified as follows:	2010	2009
Future income tax assets - current (Note 5)	$15,595	$14,552
Future income tax assets - long-term	132,145	135,454
Future income tax liabilities - current (Note 11)	(4,446)	(3,427)
Future income tax liabilities - long-term	(1,822,185)	(1,768,899)
	$(1,678,891)	$(1,622,320)

The Company has entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”).  The Company is committed to an election to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a maximum 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008. The Company is not accruing Category II tax for Chile based on management’s intent to permanently reinvest the earnings.

The Company is subject to a separate DL600 contract, related to Minera Florida Limitada, a wholly-owned subsidiary which owns the Minera Florida Mine, which also provides for a maximum 35% tax rate to the end of 2020.

(c)                                  NON-CAPITAL LOSSES

The Company has non-capital losses of approximately $790.9 million (December 31, 2009 - $678.2 million) available to apply against future taxable income.  Approximately $628.5 million (December 31, 2009 — $377.5 million) of these losses are subject to a valuation allowance where there is uncertainty regarding the Company’s ability to utilize these losses. In particular, a valuation allowance has been taken in companies that are in reclamation or those that have no current source of income and have no future expectation of earnings and companies that are in exploration or start-up, where there is no history of prior earnings and future earnings are uncertain.

Loss carry forwards at December 31, 2010 will expire as follows:

	Canada	US	Brazil	Chile	Argentina	Other	Total
2011	1,199	—	—	—	658	3,950	$5,807
2012	—	4,220	—	—	704	5,206	$10,130
2013	—	1,603	—	—	994	1,334	$3,931
2014	7,030	8,834	—	—	743	2,607	$19,214
2015	6,709	3,964	—	—	703	2,694	$14,070
2016 and onwards	83,553	125,140	—	—	—	81,673	$290,366
Unlimited	165,757	—	209,066	55,627	—	16,927	$447,377
	$264,248	$143,761	$209,066	$55,627	$3,802	$114,391	$790,895

22.                               SUPPLEMENTARY CASH FLOW INFORMATION

(a)                                 NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	2010	2009	2008
Issue of shares on exercise of warrants	23,750	38	226,029
Accrued interest capitalized to assets under construction	4,067	19,413	13,756
Common shares received as consideration for assets sold during the year (Note 10)	53,760	23,168	511
Value of expired warrants transferred to contributed surplus	7,210	—	667
Common shares issued on vesting of RSU (Note 18)	6,158	—	—
Transfer of contributed surplus on exercise of stock options and share appreciation rights	2,245	2,252	53,522
Other	—	—	560

(b)                                 INTEREST AND INCOME TAX PAID:

	2010	2009	2008
Interest paid during the year	$36,186	$41,136	$38,876
Income taxes paid during the year	$79,179	$75,488	$110,252

(c)                                  NET CHANGE IN NON-CASH OPERATING CAPITAL:

	2010	2009	2008
Net (increase) decrease in:
Accounts receivable	$(83,747)	$(40,802)	$30,845
Inventory	(18,182)	(33,313)	(37,137)
Other assets	(107,419)	(37,696)	30,950

Net increase (decrease) in:
Accounts payable and accrued liabilities	37,877	94,202	(141,436)
Income taxes payable	35,114	47,803	(55,777)
Other current liabilities	2,696	2,213	(1,231)
	$(133,661)	$32,407	$(173,786)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

23.                               SEGMENTED INFORMATION

Reporting segments for the Company consist of geographical segments for which decisions in resource allocation, performance assessment and operating results are reviewed by the chief operating decision makers.  The Company’s operating segments are Brazil, Chile, Argentina, Mexico and Other, and Canada (which is solely comprised of corporate and administrative activities).

Mineral interests referred to below consist of land, buildings, equipment, mineral properties, exploration costs, assets under construction and equity investment.

2010	Brazil (i)	Chile	Argentina (ii)	Mexico and Other (i)	Canada	Total
Mineral interests	$1,521,493	$4,666,897	$2,519,173	$117,826	$3,806	$8,829,195
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,748,542	4,703,828	2,631,483	118,438	168,777	$9,371,068
Total assets	2,225,136	4,908,652	2,658,456	200,378	306,619	$10,299,241
Capital expenditures	194,078	213,699	48,834	73,152	1,318	$531,081

2009	Brazil (i)	Chile	Argentina (ii)	Mexico and Other (i)	Canada	Total
Mineral interests	$1,404,285	$4,606,155	$2,518,393	$43,957	$3,571	$8,576,361
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,557,230	4,627,528	2,625,469	58,152	122,192	$8,990,571
Total assets	1,845,004	4,736,163	2,640,794	132,411	165,194	$9,519,566
Capital expenditures	205,117	146,384	125,928	18,302	3,026	$498,757

2008	Brazil (i)	Chile	Argentina (ii)	Mexico and Other (i)	Canada	Total
Mineral interests	$1,242,720	$4,540,348	$2,474,555	$71,230	$1,032	$8,329,885
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,395,853	4,578,361	2,509,865	70,482	69,423	$8,623,984
Total assets	1,572,026	4,683,398	2,523,440	56,181	246,085	$9,081,130
Capital expenditures	151,252	125,676	195,011	23,060	1,784	$496,783

(i)                      Balance excludes discontinued operations.

(ii)                  Includes $201.6 million (December 31, 2009 - $213.8 million) related to the Company’s equity interest in Minera Alumbrera Ltd.

SEGMENT OPERATING EARNINGS

2010	Brazil (i)	Chile	Argentina (ii)	Mexico and Other (i)	Canada	Total
Revenues	$876,864	$646,954	$162,993	$—	$—	$1,686,811
Cost of sales	(323,047)	(237,591)	(70,425)	—	—	(631,063)
Depreciation, amortization and depletion	(87,053)	(174,544)	(39,114)	—	—	(300,711)
Accretion of asset retirement obligations	(3,615)	(1,393)	(2,155)	—	—	(7,163)
Mine operating earnings	$463,149	$233,426	$51,299	—	—	$747,874
Equity earnings	$—	$—	$49,264	$—	$—	$49,264

2009	Brazil (i)	Chile	Argentina (ii)	Mexico and Other (i)	Canada	Total
Revenues	$647,322	$447,123	$88,869	$—	$—	$1,183,314
Cost of sales	(270,610)	(176,990)	(32,247)	—	—	(479,847)
Depreciation, amortization and depletion	(73,129)	(140,339)	(20,219)	—	—	(233,687)
Accretion of asset retirement obligation	(803)	(862)	(617)	—	—	(2,282)
Mine operating earnings	$302,780	$128,932	$35,786	$—	$—	$467,498
Equity earnings	$—	$—	$31,073	$—	$—	$31,073

2008	Brazil (i)	Chile	Argentina (ii)	Mexico and Other (i)	Canada	Total
Revenues	$559,507	$387,933	$—	$1,922	$—	$949,362
Cost of sales	(259,327)	(153,408)	—	(900)	—	(413,635)
Depreciation, amortization and depletion	(54,449)	(121,426)	—	(32)	—	(175,907)
Accretion of asset retirement obligation	(948)	(728)	—	(158)	—	(1,834)
Mine operating earnings	$244,783	$112,371	$—	$832	$—	$357,986
Equity earnings	$—	$—	$25,763	$—	$—	$25,763

(i)                      Excludes operating results of discontinued operations (Note 10).

(ii)                  Includes Gualcamayo which the Company commissioned on July 1, 2009.

24.                               CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these consolidated financial statements the Company is contractually committed to the following as at December 31, 2010:

Year	2011	2012	2013	2014	2015	Thereafter	Total
Operating/construction and service contracts:
Brazil	$118,987	$58,394	$40,679	$37,849	$439	—	$256,348
Chile	86,482	58,376	44,974	21,322	6,103	5,600	222,857
Argentina	6,318	228	—	—	—	—	6,546
Central America and Other	5,891	18,341	13,206	1,498	186	—	39,122
Canada	943	943	943	943	943	236	4,951
	$218,621	$136,282	$99,802	$61,612	$7,671	$5,836	$529,824

25.                               CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed debt covenants relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

During 2010, the Company refinanced its revolving facility increasing its credit limit and renegotiating some of its terms (Note 12(a)). The resulting externally imposed financial covenants are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these debt covenants will result in a condition of default by the Company. As at December 31, 2010, the Company has met all of the externally imposed debt covenants.

26.                               FINANCIAL INSTRUMENTS

(a)                                 Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, deferred consideration receivable, advances and deposits, marketable securities, long-term note receivable, accounts payable, accrued liabilities and other current liabilities, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable, accrued liabilities and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk.  Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the long-term debt, which have a carrying value of $486.5 million (December 31, 2009 — $529.5 million), comprised of a revolving facility and senior debt notes with fair values of $246.9 million and $300.8 million, respectively (December 31, 2009 — $278.3 million and $303.1 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on current and available market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2010, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.  Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

The following table summarizes the fair value hierarchy:

Fair Value Measurements at December 31, 2010	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value

Assets:
Cash and cash equivalents	$330,498	—	—	$330,498
Restricted cash	242	—	—	242
Available for sale securities	102,958	—	—	102,958
Derivative related assets (i)	—	44,183	—	44,183
	$433,698	$44,183	$—	$477,881

Liabilities:
Derivative related liabilities (ii)	—	4,803	—	4,803
	$—	$4,803	$—	$4,803

(i)                      Includes current portion of derivative related assets of $25.5 million and non-current portion of derivative related assets of $18.6 million.

(ii)                  Include current portion of derivative related liabilities of $3.9 million and non-current portion of derivative related liabilities of $1.0 million.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts

Normal gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs.

Metal concentrate sales are based on forward market prices as of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted on the basis of forward prices quoted on the LME or COMEX until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	December 31,	December 31,
	2010	2009
Currency Contracts
Forward contracts	$44,183	$14,277
	44,183	14,277
Less: Current portion	(25,540)	(14,110)
Long-term portion	$18,643	$167

The following table summarizes the components of derivative related liabilities:

	December 31,	December 31,
	2010	2009
Commodity Contracts
Forward contracts and options	—	(5,230)
	$—	$(5,230)
Interest Rate Contracts
Interest rate swaps	(4,803)	(10,116)
	$(4,803)	$(15,346)
Less: Current portion	3,853	12,105
Long-term portion	$(950)	$(3,241)

The following table summarizes unrealized derivative (losses) gains:

	2010	2009	2008
Non-hedge derivatives
Commodity contracts	$5,230	$(94,072)	$160,436
Share purchase warrants held	—	—	(98)
	5,230	(94,072)	160,338
Hedge ineffectiveness
Currency contracts	(4,250)	(900)	5,823
Interest rate contracts	968	(10,456)	55
	$1,948	$(105,428)	$166,216

The following table summarizes realized derivative gains (losses):

	2010	2009	2008

Commodity contracts	$(5,230)	$18,659	$(10,048)
Currency contracts	(246)	—	—
	$(5,476)	$18,659	$(10,048)

Additionally, included in cost of sales are realized gains in the amount of $26.8 million (December 31, 2009 — $10.1 million; December 31, 2008 — $14.4 million) with respect to currency derivative contracts. Included in sales are realized losses in the amount of $3.4 million (December 31, 2009 — $nil; December 31, 2008 - $nil) in respect to commodity contracts. Included in interest and financing expenses are realized losses in the amount of $8.3 million (December 31, 2009 — $16.2 million; December 31, 2008 - $5.1 million) in respect to the interest rate swaps.

The Company estimates that approximately $28.4 million net gain is expected to be reclassified from accumulated other comprehensive income to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 16):

	2010	2009	2008
Effective portion of change in fair value of hedging instruments:
Currency contracts	$33,747	$40,955	$(46,483)
Interest rate contracts	4,346	22,228	(13,621)
Future income tax	(12,660)	(17,207)	19,333
	$25,433	$45,976	$(40,771)

(b)                                 Currency risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During prior years, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States dollar. Currency contracts totaling 631.5 million Reais at an average rate of 2.1442 Real to the United States dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 2013. Of this, 281.8 million Reais is hedged for 2011, 273.6 million Reais for 2012 and approximately 76.1 million Reais for 2013. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

A 10% change in the United States dollar exchange rate on financial assets and liabilities for the year compared with the above currencies, with all other variables held constant would impact the Company’s after-tax net earnings as shown below.

	2010
(on 10% change in United States Dollar exchange rate)	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax
Brazilian Real	$9,062	$23,779
Argentine Peso	$1,275	$—
Canadian Dollar	$540	$—
Chilean Peso	$3,901	$—

(c)                                  Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The program requires no cash margin, collateral or other security from the Company.

A 10% change in the average commodity prices for the year with all other variables constant would result in the following impact to the Company’s after-tax earnings:

(10% change in price)	Effect on net earnings, net of tax
Gold	$75,571
Copper	$37,328
Silver	$15,043

The change in average commodity prices will not have an impact on other comprehensive income.

(d)                                 Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2010, the Company has a total of $147.4 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At December 31, 2010, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, accounts receivable, income taxes recoverable, derivative related assets, long-term investments, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with accounts receivables is also considered to be negligible.  For long-term investments, credit risk represents the par value of the instruments.  Tax related assets have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.

The Company’s maximum credit exposure to credit risk at December 31, 2010 is as follows:

	2010	2009
Cash and cash equivalents	$330,498	$170,070
Accounts receivable	212,945	102,126
Income taxes recoverable	31,467	12,323
Derivative related assets	44,183	14,277
Long-term investments	102,958	56,366
Restricted cash	243	13,844
Note receivable	64,690	25,971
Long-term tax credits	129,551	107,177
	$916,535	$502,154

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 25. Contractual maturities relating to contractual commitments are included in Note 24 and relating to long-term debt are included in Note 12.

27.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.   There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

28.                               SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by US GAAP are described and quantified below.

The impact of US GAAP on the consolidated income statements is as follows:

	2010	2009	2008
OPERATIONS
Net earnings under Canadian GAAP	$451,444	$192,631	$434,772
Earnings from discontinued operations under Canadian GAAP (Note 10(b))	11,329	(19,140)	(44,585)
Earnings from continuing operations under Canadian GAAP	440,115	211,771	479,357
Adjustment for depreciation, amortization and depletion (i)	(42,969)	(45,235)	(27,521)
Write-off of mineral property costs (i)	(66,560)	(37,832)	(68,761)
Pre-operating costs (ii)	—	13,266	856
Stripping costs in mine operating earnings (v)	(20,221)	(14,272)	—
Stripping costs in equity earnings (v)	(2,437)	(1,522)	(3,354)
Mark-to-market adjustment for warrants (viii)	3,839	(2,764)	—
Adjustment for unrecognized tax benefits (vi)	(1,699)	(1,581)	(1,935)
Other	778	—	—
	310,846	121,831	378,642
Tax effect of reconciling items (iii)	35,016	20,667	15,566
Net earnings attributable to continuing operations under US GAAP	$345,862	$142,498	$394,208

Earnings from discontinued operations under Canadian GAAP (Note 10(b))	11,329	(19,140)	(44,585)
US GAAP adjustments attributable to discontinued operations	19,585	1,358	(4,459)
Net earnings attributable to discontinued operations under US GAAP (Note 10)	30,914	(17,782)	(49,044)

Net earnings under US GAAP	$376,776	$124,716	$345,164

Net earnings under US GAAP	$376,776	$124,716	$345,164
Other comprehensive income, net of taxes (Note 16)	23,075	67,303	36,796
Comprehensive income under US GAAP	$399,851	$192,019	$381,960

Earnings from continuing operations under US GAAP
Basic earnings	$0.47	$0.19	$0.57
Diluted earnings	$0.47	$0.19	$0.56

Earnings (loss) from discontinued operations under US GAAP
Basic earnings	$0.04	$(0.02)	$(0.07)
Diluted earnings	$0.04	$(0.02)	$(0.07)

Net earnings per share under US GAAP
Basic earnings	$0.51	$0.17	$0.50
Diluted earnings	$0.51	$0.17	$0.49
Basic weighted average number of shares outstanding under US GAAP	739,938	733,093	691,536
Diluted weighted average number of shares outstanding under US GAAP	740,878	734,235	701,685

The impact of US GAAP on the consolidated balance sheets is as follows:

	2010	2009	2008
ASSETS
Total assets under Canadian GAAP	$10,299,241	$9,707,260	$9,337,354
Write-off of mineral property costs (i)	(235,363)	(168,802)	(130,971)
Adjustment to mineral properties (i) and (ii)	(145,075)	(83,792)	(40,855)
Adjustment to inventory (i)	(15,432)	(13,568)	(10,264)
Future employee benefit adjustment on acquisition of Mineral Properties (vii)	2,478	2,478	2,478
Future income tax assets related to adjustments (iii)	91,288	56,272	35,605
Adjustment to equity investment (v)	(8,263)	(5,826)	(4,304)
Discontinued operations adjustments (Note 10)	—	(17,782)	(21,008)
Total assets under US GAAP	$9,988,874	$9,476,240	$9,168,035

LIABILITIES
Total liabilities under Canadian GAAP	$3,008,453	$2,911,742	$2,780,435
Future employee benefit liability adjustment (vii)	—	3,902	3,902
Other long-term liabilities - adjusted for unrecognized tax benefit (vi)	6,708	5,009	3,429
Future income tax liabilities related to adjustments (iii)	(2,922)	(2,922)	(2,922)
Warrants adjustment - reclassification from equity (viii)	143	9,053	—
Total liabilities under US GAAP	$3,012,382	$2,926,784	$2,784,844

Equity under Canadian GAAP	7,243,988	6,748,718	6,510,119
Write-off of mineral property costs (i)	(269,856)	(183,075)	(130,971)
Adjustment for depreciation, amortization and depletion (i)	(139,695)	(96,769)	(51,534)
Unrecognized tax benefits (vi)	(6,708)	(5,009)	(3,428)
Future employee benefit adjustment to Other Comprehensive Income (vii)	2,478	(1,424)	(1,424)
Write-off of pre-operating costs (ii)	13,682	13,682	414
Adjustment to equity investment (v)	(8,263)	(5,826)	(4,304)
Future income taxes (iii)	94,209	59,194	38,527
Warrants adjustment - reclassification to liabilities (viii)	(143)	(9,053)	—
Discontinued operations adjustments (Note 10)	—	(17,782)	(21,008)
Shareholders’ equity under US GAAP	$6,929,692	$6,502,656	$6,336,391
Non-controlling interest under US GAAP	$46,800	$46,800	$46,800
Total liabilities and shareholders’ equity under US GAAP	$9,988,874	$9,476,240	$9,168,035

The components of shareholders’ equity under US GAAP would be as follows:

	2010	2009	2008
EQUITY
Shareholders’ equity:
Common shares	$6,152,307	$6,063,410	$6,055,892
Share purchase warrants	—	—	44,109
Additional paid-in capital	26,675	26,942	26,587
Accumulated other comprehensive income (loss)	49,727	25,228	(42,075)
Retained earnings	700,983	387,076	251,878

Total shareholders’ equity	$6,929,692	$6,502,656	$6,336,391
Non-controlling interest under US GAAP	$46,800	$46,800	$46,800

	2010	2009	2008
CASH FLOWS
Cash flows from operating activities per Canadian GAAP	$614,672	$551,593	$328,675
Write-off of mineral property costs (i)	(66,560)	(37,832)	(68,762)
Stripping costs (v)	(20,221)	(15,794)	(3,354)
Pre-operating costs (ii)	—	13,266	856
Cash flows from operating activities per US GAAP	527,891	511,233	257,415

Cash flows (to) from financing activities per Canadian and US GAAP	(18,029)	(64,957)	131,579
Cash flows to investing activities per Canadian GAAP	(444,822)	(495,856)	(559,715)
Write-off of mineral property costs (i)	66,560	37,832	68,762
Stripping costs (v)	20,221	15,794	3,354
Pre-operating costs (ii)	—	(13,266)	(856)
Cash flows to investing activities per US GAAP	$(358,041)	$(455,496)	$(488,455)

(i)                                    Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and the portion of mineralization expected to be classified as reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an orebody and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP.  Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven, probable reserves of the mine and the applicable portion of resources expected to ultimately be mined.  This additional depletion and exploration expense is required to be recognized under US GAAP.  For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii)                                Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows certain pre-operating costs included in the cost of an item of property, plant and equipment to be capitalized until commercial production is established and then amortized on the unit-of-production basis.

(iii)                            Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2010, 2009 or 2008.

(iv)                              Stock-based compensation

Effective January 1, 2006, the Company adopted ASC 718. The adoption of this standard had no impact on the Company.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the 2010 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2010.

The following is a summary for stock options:

As at December 31, 2010	2010	2009
Outstanding stock options (in millions)	5.5	5.8
Exercisable stock options (in millions)	5.0	4.9
Aggregate intrinsic value of options outstanding (in millions of United States dollars)	$18.4	$15.0
Weighted average contractual term (in years)	1.34	2.42

Total compensation costs related to non-vested awards not yet recognized (in millions of United States dollars)	$1.1	$2.2
Weighted average grant date fair value of non-vested stock options	$2.16	$2.16
Fair value of options vested during the year	$2.16	$2.15
Weighted average period for non-vested stock options (in years)	3.4	3.4

For the year ended December 31, 2010
(in millions of United States Dollars)	2010	2009	2008

Aggregate intrinsic value of options exercised	$1.5	$1.1	$92.4
Cash received from exercise of stock options (i)	$1.6	$1.1	$53.5

(i)                      There is no tax impact on the above.

(v)                                  Stripping costs incurred during production

Under Canadian GAAP, certain stripping costs incurred during production may be capitalized if the stripping activity provides access to sources of reserves that will be produced in future periods.  Per EITF 04-6 now known as ASC 930-330-25-1, under US GAAP, these costs should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred and consequently expensed as the inventory is sold.

(vi)                              Accounting for uncertainty in income taxes

The Company adopted FASB ASC 740, Accounting for Uncertainty in Income Taxes effective January 1, 2007.  As a result of this adoption in 2007, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized taxable benefits, and a $1.5 million decrease in retained earnings. In 2008, the Company recorded an additional $1.9 million with respect to this adjustment for a cumulative total of $3.4 million accrued in the Consolidated Balance Sheet.

A reconciliation of the beginning and ending amount of unrecognized taxable benefits is as follows:

	2010	2009	2008
Balance at January 1,	$33,211	$26,214	$4,639
Additions based on tax positions related to the current year	—	1,762	—
Additions related to tax positions of prior years	3,841	5,235	21,575
Balance at December 31,	$37,052	$33,211	$26,214

These liabilities are primarily included as a component of other long-term liabilities in the Company’s Consolidated Balance Sheet because the Company generally does not anticipate that any of the liabilities will be settled within the next twelve months.  As of December 31, 2010, $37.1 million (December 31, 2009 — $33.7 million; December 31, 2008 - $26.2 million) of unrecognized taxable benefits, if recognized in future periods, would impact the Company’s effective tax rate. The Company does not have any unrecognized taxable benefits that will significantly increase or decrease within the next 12 months.

The company recognizes any interest and penalties related to unrecognized tax benefits in interest expense during the period.  During the year ended December 31, 2010, the Company recognized $1.9 million of interest and penalties (December 31, 2009 — $1.6 million; December 31, 2008 — $2.9 million).  The Company had $6.9 million of interest and penalties accrued at December 31, 2010 (December 31, 2009 - $5.0 million; December 31, 2008 - $3.4 million).

The following is a summary of the tax years that remain subject to examination by major jurisdiction:

Jurisdiction	Years
Canada	2000-2010
United States	2000-2010
Brazil	2005-2010
Chile	2006-2010
Argentina	2008-2010

(vii)                          Defined benefit pension

In September 2006, the FASB issued ASC 715-20 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which requires the recognition in the Company’s financial statements of the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under ASC 715-20 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. As at December 31, 2010, the pension plan was formally closed, and liabilities extinguished.

(viii)                      Reclassification of Warrants

In late June 2008, FASB released ASC 815-40 Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk.

The Company’s functional currency is the United States Dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian Dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments are treated as derivatives and recorded as liabilities carried at their fair value for US GAAP purposes. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations. Accordingly, for US GAAP purposes, the Company assessed the fair value of these warrants as of January 1, 2009, and recorded a reduction in share purchase warrants of $44.1 million, a decrease in opening shareholders’ equity of $32.2 million and an $11.9 million increase in Liabilities. For the year ended December 31, 2010, the Company has assessed the fair value of the warrants and reclassified $13.1 million warrants (December 31, 2009 - $44.1million) previously recorded in share purchase warrants, recorded a liability of $0.1 million (December 31, 2009 - $9.1 million) and a mark-to-market adjustment for the year of $3.8 million (December 31, 2009 - $2.8 million).

There were no share purchase warrants issued during 2009 and 2010.  Warrants are level 2 in the fair value hierarchy. The fair value of the warrants issued in 2007 was valued using a Black-Scholes pricing model.  These values were determined on an option pricing model with the following assumptions:

	2010	2009	2008
Dividend yield	0.63%	0.21% - 0.38%	0.33%
Expected volatility	35%	35%	35%
Risk-free interest rate	1.13%	1.06%	3.06% - 4.66%
Expected life	0.34 years	0.13 - 1.34 years	1-3 years
Forfeitures	nil	nil	nil

(ix)                              Entity consolidated using the equity method

The Company has a 12.5% indirect interest in Minera Alumbrera Ltd (“Alumbrera”) and based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

The following is summarized financial information for 100% of the operations of Alumbrera:

Summary of operating information
For the years ended December 31	2010	2009	2008
Revenues	$1,590,062	$1,321,284	$1,248,947
Cost of sales	(654,927)	(538,456)	(563,029)
Operating expenses	(267,309)	(271,376)	(254,616)
Income tax	(203,394)	(182,297)	(130,991)
Net income	$464,432	$329,155	$300,311

Summary of balance sheet information
At December 31	2010	2009
Assets
Current assets	$586,438	$545,385
Property, plant and equipment	459,104	507,337
Other assets	177,696	184,640
	$1,223,238	$1,237,362
Liabilities
Current liabilities	$306,126	$278,212
Long-term loan	162,000	162,000
Future income tax liabilities	95,640	116,369
Asset retirement obligations	59,841	63,678
	$623,607	$620,259

Summary of cash flow information
For the years ended December 31	2010	2009	2008
Operating activities	$549,466	$478,265	$297,382
Investing activities	(35,423)	(33,626)	(60,335)
Financing activities	(491,875)	(411,875)	(271,908)
Increase/(decrease) in cash and cash equivalents during the year	$22,168	$32,764	$(34,861)

(x)                                  Goodwill

The cost of goodwill is $55.0 million (December 31, 2009 - $55.0 million; December 31, 2008 - $55.0 million) and there was no impairment of goodwill for the year ended December 31, 2010 (December 31, 2009 - $nil; December 31, 2008 - $nil).

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